Exhibit 99.1

e2Companies, Creator of the Energy Industry’s First Virtual Utility®, To Go Public Through Business Combination with Nabors Energy Transition Corp. II

•	e2Companies LLC (“e2” or the “Company”) is the creator of the industry’s first Virtual Utility® and a leading provider of integrated solutions for power generation, distribution and energy economics.

•	e2 has a track record of sustained revenue growth at a CAGR of 110% since 2021, with unaudited full year 2024 revenue of $28.7 million, and a customer pipeline of more than a billion dollars in qualified opportunities.

•	e2 is seeing strong demand for its power solutions across industry sectors. Its current and past customers include Nabors Industries, Liberty Mutual, FedEx, GEICO, Cleveland Clinic, Case Western Reserve University, Erie County Public Works, Frontier Communications, and GlaxoSmithKline.

•	e2’s technology addresses several challenges arising from the international growth of data centers, including meeting the volatile power demand and hyper dynamic processing ability of new AI chips, positioning the Company to benefit from the AI data center boom.

•	e2 recently announced a strategic collaboration with Nabors Industries Ltd. (“Nabors”) to bring e2’s integrated power solutions to the oilfield and broader energy markets.

•	The transaction is expected to provide approximately $400 million in gross proceeds to the new public company, inclusive of approximately $331 million of cash held in Nabors Energy Transition Corp. II’s (“NETD”) trust account (before giving effect to potential redemptions) and proceeds from a private placement of NETD common stock or structured securities or e2 units or structured securities (the “Private Placement”).

•	The transaction values e2 at a pre-money equity value of $500 million, providing an attractive entry point for NETD shareholders. e2’s pro forma enterprise value of the new public company is approximately $770 million with a pro forma equity value of approximately $1 billion (each assuming no redemptions and anticipated Private Placement proceeds).

•	Existing e2 unitholders and management will roll 100% of their equity holdings into the new public company. The transaction is expected to be completed during the third quarter of 2025.

•	The combined entity will be named e2Companies, Inc. and is expected to be listed on Nasdaq under the ticker symbol “VUTL”.

BONITA SPRINGS, Fla. & HOUSTON – February 12, 2025 – e2Companies LLC, an innovative provider of integrated solutions for on-site power generation, distribution and energy cost-optimization, and Nabors Energy Transition Corp. II (Nasdaq: NETD), today announced a definitive agreement for a business combination (the “Transaction” or the “Business Combination”) that would result in e2 becoming a publicly-listed company on Nasdaq under the ticker symbol “VUTL”.

NETD is primarily sponsored by Nabors Industries Ltd. (NYSE: NBR), a leading provider of advanced technology for the energy industry and one of the world’s largest drilling rig, services and technology providers. e2 recently announced a strategic collaboration with Nabors on integrated power solutions for the oilfield and broader energy markets.

Company Background

e2 is the creator of the energy industry’s first Virtual Utility®, an AI-based platform that delivers integrated hardware and software solutions for on-site power generation, energy storage, distribution and improved energy cost economics to power critical industries such as manufacturing, data centers, oil & gas, and healthcare.

e2’s Virtual Utility® platform delivers uninterruptible, on-site power generation combined with energy storage and grid optimization services through utilization of both hardware and AI-enabled software integrated solutions. Virtual Utility® delivers a resilient and customizable alternative to diesel engines and traditional power grids.

The Company’s patented R3Di® System, the heart of the Virtual Utility®, is a self-contained, turnkey, on-site power hardware system that can operate behind-the-meter without reliance on a grid interconnection and as such is agnostic as to its energy source. The R3Di® system has been verified to save approximately 13,000 tons of CO2 emissions over its lifetime compared to conventional backup power systems and is future proofed for compatibility with a wide range of renewable power generation sources. In addition, the R3Di® system absorbs a higher range of load profiles than conventional backup systems, making it ideal for critical industries with volatile power demand, such as oil & gas and some nascent AI technologies. Grove365®, the system’s AI-powered grid response optimization monitoring software platform, acts as an operational hub, providing real-time data and AI-based predictive analytics.

The Virtual Utility® system addresses several challenges arising from the AI data center boom and global electrification of economies. As worldwide electric grids age, upgrading or replacing infrastructure has become backlogged - at the exact time that calls on the traditional electric grid are increasing faster than ever. Costs and timelines to make the traditional grid capable of meeting this demand have become unacceptable to many, with electric utility interconnections often taking five or more years to be completed, if completed at all. In this environment, localized microgrids, such as those enabled by e2’s systems, have emerged as turnkey solutions for delivering reliability and meeting the world’s growing electricity demand. Additionally, Virtual Utility® is one of the only solutions that stabilizes the hyper-dynamic processing ability of data centers with AI chips, positioning the Company to significantly benefit from the growing power demands of the AI data center boom.

e2’s products and solutions have been deployed, or are contracted to be deployed, at more than 165 sites globally, with customers that include Nabors, Liberty Mutual, FedEx, ESPN, GEICO, Cleveland Clinic, Case Western Reserve University, Erie County Public Works, Frontier Communications, and GlaxoSmithKline. The Company’s Grove365® platform currently monitors 490 assets at 165 locations globally and has operated for a total of over 90 million grid monitoring hours. e2 has demonstrated sustained rapid revenue growth at a CAGR of 110% since 2021, with unaudited full year 2024 revenues of $28.7 million, and believes this transaction will better enable it to continue to capitalize on a customer pipeline of more than a billion dollars in qualified opportunities.

e2’s Flexible Business Model

e2’s business model reflects the diversity of needs of its customers, allowing a range of engagements, from equipment sales and service to full-service energy management.

Under e2’s original equipment manufacturer sales (OEM) model, the Company sells customers R3Di® system hardware to manage provision of power to facilities, whether from a grid interconnection or distributed power generation assets. Typical customer contracts remain in place for 15 years, during which time e2 provides customers with monitoring, maintenance and compliance services for the equipment.

Alternatively, e2’s energy service agreement (ESA) model sees the Company provide comprehensive energy solutions to customers, including installation, operation and maintenance of R3Di® systems at the customer’s site, and generation of on-site power. e2 utilizes its Grove365® to monitor system performance and usage in this full-service model, in which equipment remains on e2’s balance sheet. Contracts for ESA engagements are typically 15 years in duration.

e2 also provides certain fee-based grid monitoring and compliance services through its AI-based Grove365® platform, the data from which further strengthens the AI capabilities of the Grove365® platform to remotely direct e2’s energy management units.

Strategic Collaboration with Nabors Industries

On December 10, 2024, e2 and Nabors, NETD’s primary sponsor, announced a strategic collaboration that will expand e2’s opportunities for integrated power solutions in the oilfield and broader energy markets.

By combining Nabors’ global expertise and relationships in oil and gas and energy transition with e2’s Virtual Utility®, the companies aim to develop and market tailored solutions for the unique demands of the oilfield. e2 and Nabors are jointly discussing strategies, designs and multi-million-dollar purchase orders to deploy e2’s R3Di on-site power units with oilfield customers and other strategic partners. Additionally, the parties expect to collaborate on U.S.-based energy storage solutions to potentially further improve R3Di® system performance.

Oil and gas operations account for 15% of global energy-related emissions and the global market for oil and gas electrification is expected to grow at a 31% CAGR to more than $23 billion by 2030, according to research by Global Market Insights Inc. Companies transitioning away from diesel-powered operations to reduce costs and emissions require reliable microgrid power solutions that avoid overloading electrical grids, especially considering competing demands from the growth in AI and data centers and increasing industrial electrification. The global microgrid market size is projected to reach $87.8 billion by 2029, growing at a CAGR of 18.5% between 2024 to 2029, according to MarketsandMarkets research.

Management Commentary

James Richmond, Executive Chairman and CEO of e2, commented, “Electric power demand is rising rapidly across a variety of sectors in the economy, including data centers, industrials and oil and gas, exceeding historical highs and on pace to outstrip supply. As companies globally electrify their operations to meet decarbonization goals, our power solutions solve the critical issues of grid resiliency and reliability that have become a focal point for ensuring business continuity. Our business combination with NETD and strategic collaboration with Nabors will accelerate the deployment of our integrated power solutions to address the grid instability challenges that have emerged as a result of this growing supply and demand imbalance.”

Anthony Petrello, President and CEO of NETD and Chairman, President and CEO of Nabors, commented, “We believe the e2 solution has clear, value-creating application in the oilfield sector. We will be working together to drive market penetration of e2’s portfolio. Moreover, given the widely acknowledged and increasing challenges to the global electrical grid and surging power demand – driven in part by data centers supporting artificial intelligence and the rapid rise of electrification – we believe e2 is uniquely positioned to capitalize on these market tailwinds. We believe the business combination with NETD will further accelerate e2’s growth and deliver long-term shareholder value while furthering Nabors’ commitment to ‘Energy Without Compromise’ and support of companies on the cutting edge of advanced energy technology.”

Transaction Overview

The Transaction is expected to provide approximately $400 million in gross proceeds to the new public company, inclusive of $331 million of cash held in NETD’s trust account (before giving effect to potential redemptions) and anticipated Private Placement proceeds.

The Transaction values e2 at a pre-money equity value of $500 million, providing an attractive entry point for NETD shareholders. It also implies a pro forma enterprise value of the new public company of approximately $770 million and a pro forma equity value of approximately $1 billion (each assuming no redemptions and anticipated Private Placement proceeds).

e2’s existing management team will continue to lead the Company following the completion of the Transaction. No existing e2 shareholders or management will receive cash (other than payment of certain fees to e2 management) as part of the Transaction, as all will roll 100% of their equity holdings into the new public company. Additionally, e2’s management team, e2’s primary shareholders, NETD’s sponsor and certain affiliates of NETD’s sponsor have committed to customary lock-ups.

The proposed Transaction was unanimously approved by the Boards of Directors of NETD and e2. Completion of the proposed Transaction is subject to customary closing conditions and is anticipated to occur in the third quarter of 2025.

Additional information about the proposed Transaction, including a copy of the business combination agreement and the investor presentation, will be provided in a Current Report on Form 8-K to be filed by NETD with the U.S. Securities and Exchange Commission (the “SEC”) and available at www.sec.gov.

Legal Advisors

Vinson & Elkins LLP is acting as legal advisor to NETD. Haynes & Boone LLP is acting as legal advisor to e2. Milbank LLP is acting as legal advisor to Nabors.

About e2Companies

e2 is the first vertically integrated Virtual Utility® for power generation, distribution, and energy economics in the marketplace. e2’s patented technology, the R3Di® System, provides automated grid stability for continuous on-site power and seamless resiliency, independent of grid conditions. The R3Di® System is continuously monitored by the Grove365® to optimize resources, track ESG targets, and unlock new revenue opportunities for customers. This automated platform is self-sustaining and designed to adapt to future grid advancements including renewables, hydrogen, geothermal, biofuel, and autonomous grid operations.

About Nabors Energy Transition Corp. II

Nabors Energy Transition Corp. II is a blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. NETD intends to identify solutions, opportunities, companies or technologies that focus on advancing the energy transition; specifically, ones that facilitate, improve or complement the reduction of carbon or greenhouse gas emissions while satisfying growing energy consumption across markets globally.

About Nabors Industries

Nabors Industries Ltd. (NYSE: NBR) is a leading provider of advanced technology for the energy industry. With presence in more than 20 countries, Nabors has established a global network of people, technology and equipment to deploy solutions that deliver safe, efficient and responsible energy production. By leveraging its core competencies, particularly in drilling, engineering, automation, data science and manufacturing, Nabors aims to innovate the future of energy and enable the transition to a lower-carbon world.

Important Information for Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

In connection with the Business Combination, NETD and e2 will file with the SEC registration statement on Form S-4 (the “Registration Statement”), which will include (i) a preliminary prospectus of NETD relating to the offer of securities to be issued in connection with the Business Combination, (ii) a preliminary proxy statement of NETD to be distributed to holders of NETD’s capital shares in connection with NETD’s solicitation of proxies for vote by NETD’s shareholders with respect to the Business Combination and other matters described in the Registration Statement and (iii) a consent solicitation statement of e2 to be distributed to unitholders of e2 in connection with e2’s solicitation for votes to approve the Business Combination. NETD and e2 also plan to file other documents with the SEC regarding the Business Combination. After the Registration Statement has been declared effective by the SEC, a definitive proxy statement/prospectus/consent solicitation statement will be mailed to the shareholders of NETD and unitholders of e2. INVESTORS AND SECURITY HOLDERS OF NETD AND E2 ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION STATEMENT CONTAINED THEREIN (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ALL OTHER DOCUMENTS RELATING TO THE BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus/consent solicitation statement and other documents containing important information about NETD and e2 once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by NETD may be obtained free of charge from NETD’s website at www.nabors-etcorp.com or by written request to NETD at 515 West Greens Road, Suite 1200, Houston, TX 77067.

Participants in the Solicitation

NETD, Nabors, e2 and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of NETD in connection with the Business Combination. Information about the directors and executive officers of NETD is set forth in NETD’s Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on March 27, 2024. To the extent that holdings of NETD’s securities have changed since the amounts printed in NETD’s Annual Report on Form 10-K for the year ended December 31, 2023, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus/consent solicitation statement and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements”. All statements, other than statements of present or historical fact included herein, regarding the Business Combination, NETD’s and e2’s ability to consummate the Transaction, the benefits of the Transaction and NETD’s and e2’s future financial performance following the Transaction, as well as NETD’s and e2’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on NETD and e2 management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, NETD and e2 disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. NETD and e2 caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of NETD and e2. These risks include, but are not limited to, general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability of the parties to successfully or timely consummate the Transactions or to satisfy the conditions to the closing of the Transactions, including satisfaction of the minimum proceeds condition and the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company; the risk that the approval of the shareholders of NETD for the Transaction is not obtained; the failure to realize the anticipated benefits of the Transaction, including as a result of a delay in consummating the Transaction or difficulty in, or costs associated with, integrating the businesses of NETD and e2; the amount of redemption requests made by NETD’s shareholders; the outcome of any current or future legal proceedings or regulatory investigations, including any that may be instituted against NETD or e2 following announcement of the Transaction; the occurrence of events that may give rise to a right of one or both of NETD and e2 to terminate the definitive agreements related to the Business Combination; difficulties or delays in the development of e2’s business; the risks related to the rollout of e2’s business and the timing of expected business milestones; potential benefits and commercial attractiveness to its customers of e2’s products; the potential success of e2’s marketing and expansion strategies; the effects of competition on e2’s future business; the ability of e2 to convert its currently contracted revenues from new original equipment manufacturer sales and energy service agreements into actual revenue; the ability of e2 to recruit and retain key executives, employees and consultants; and the ability of e2 management to successfully manage a public company. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact NETD’s expectations can be found in NETD’s periodic filings with the SEC, including NETD’s Annual Report on Form 10-K filed with the SEC on March 27, 2024 and any subsequently filed Quarterly Reports on Form 10-Q. NETD’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

e2 Investor Center, Announcement Webcast:

www.e2companies.com/investors

e2 Media & Investor Contact:

e2Companies@icrinc.com

Nabors and NETD Investor Contacts:

William C. Conroy
+1 281-775-2423
william.conroy@nabors.com

Kara Peak
+1 281-775-4954
kara.peak@nabors.com

Nabors and NETD Media Contact:

Kolby Franz

+1 281-775-8536
Kolby.franz@nabors.com